                                                                       Exhibit 1

[LIPMAN TRANSACTION SOLUTIONS LOGO]

FOR FURTHER INFORMATION CONTACT
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ISRAEL:                                         UNITED STATES:
Maya Lustig                                     Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager   KCSA Worldwide
Lipman Electronic Engineering Ltd.              800 Second Ave.
11 Haamal Street, Park Afek                     New York, NY 10017
Rosh Haayin 48092, Israel                       (212) 896-1214/(212) 896-1209
972-3-902-8603                                  jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il                             -------------------------------
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                           LIPMAN ACQUIRES DIONE PLC

                                      ---

         Combination To Strengthen Leadership Position in the Worldwide
                          Transaction Solutions Market

Rosh Haayin, Israel, October 4, 2004 - Lipman Electronic Engineering Ltd.
(Nasdaq, TASE: LPMA) and privately-held Dione Plc jointly announced today that
Lipman has purchased 100% of the share capital of Dione from its shareholders,
Tamares Capital Foundation, GE Equity and others.

Under the terms of the agreement, Lipman paid $69 million in cash for all of the outstanding shares of Dione. In addition, Lipman is required to pay an additional purchase price of up to $33.4 million, contingent upon Dione meeting certain financial targets in 2005 and 2006. If financial targets are met in
2006, Lipman will also issue up to a maximum of 442,105 of its ordinary shares to shareholders of Dione. Dione's management estimates that Dione's revenues for the nine months ended September 30, 2004 were approximately $46 million. It is anticipated that this acquisition will be accretive to Lipman's earnings by the end of the first year following the closing of the transaction.

Dione is a fast growing supplier of smart card-based payment systems with applications and managed services that help merchants improve margins and customer satisfaction. Dione believes it is one of the main suppliers in the smart card-based payment system market in the United Kingdom, and believes it is one of the top ten global providers of electronic solutions worldwide.

                                       1

Isaac Angel, President and Chief Executive Officer of Lipman said, "The Dione transaction significantly supports our long-term strategy of profitable growth and global leadership. As we have stated previously, a key element of Lipman's growth strategy is to seek synergistic acquisition opportunities in order to provide entrance into markets where Lipman is not already established. Dione is expected to represent an excellent fit, with its solid management team, expanding customer base and strong market presence. We believe the combination of the Dione and Lipman businesses will enable us to continue expanding our suite of offerings and penetrate additional new markets. Dione is expected to provide Lipman with important new customer relationships that would add critical mass to our United Kingdom presence. It also will provide us with an immediate presence in the South African and Finnish markets, as well as the means by which to establish more easily a presence in other European markets."

Mr. Angel continued, "We believe that Dione will serve as another engine for
Lipman's continued growth. We intend to leverage the operational and technological synergies that exist between our companies and to take full advantage of the opportunities that arise, both directly and indirectly, as a result of this transaction. Given the complementary nature of our respective business models, our customer-centric approach and belief in providing unparalleled service and support, viewing each customer as a partner, we believe that this transition will be extremely smooth. We are impressed by Dione's management team and employees, who will remain in place. This transaction presents the shareholders, customers and employees of both companies with new horizons and enhanced opportunities."

Shaun Gray, Chief Executive of Dione said, "We are extremely pleased to be joining forces with Lipman. We believe that our existing suite of products complements Lipman's NURIT family of POS terminals, and represents a significant growth opportunity for the combined company. Lipman's products will gain from our strong, established presence and complementary customer base and our products will benefit from increased exposure through Lipman's global sales and marketing channels. I believe that our numerous multi-national partners and clients will benefit immediately from our broader geographic coverage and new suite of products. Together, the combined Lipman/Dione organizations can provide our customers with significant added value, enabling us to further grow and expand our presence in the worldwide electronic transaction solutions market."

WEBCAST INFORMATION

Lipman and Dione will host a conference call and live webcast on Monday, October
4, 2004 at 10:00 a.m. Eastern Time (4:00 p.m. Israel time, 3:00 p.m. UK time) to discuss the acquisition. A question and answer session will follow this discussion.

Investors and other interested parties are invited to listen to the call via a live webcast through Lipman's web site at http://www.lipman.co.il/ Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the company's web site.

ABOUT LIPMAN

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline
POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, all under the NURIT(R) brand name. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, Turkey, China, Spain, Russia, Italy, Canada
and Latin America.

ABOUT DIONE

Dione specializes in the design, development and provision of card transaction terminals supporting payment and value-added applications for retailers, including integrated pin and smart card ("Chip & Pin") solutions, standalone terminals for deployment at SME's, wireless terminals for the portable/mobile sectors and secure solutions for unattended payment. Dione also specializes in the provision of managed professional services such as on-site and call-center support with remote terminal management.

With a focus on research, innovation and service, Dione provides both generic and client specific, cost effective solutions to its customers and is a fast growing supplier of smart card-based payment systems, operating internationally.

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.